Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota
55340
December 21, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel Morris, Esq., Attorney-Advisor

Re:	Polaris Industries Inc.
Definitive 14A
Filed March 1, 2007
File No. 001-11411
Dear Mr. Morris:
On behalf of Polaris Industries Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in a letter dated December 12, 2007 in response to the Company’s letter to the SEC dated November 12, 2007, concerning the executive compensation disclosure contained in the Company’s definitive proxy statement filed with the SEC on March 1, 2007. The Staff’s comment and the Company’s response is as follows:
1.	Comment: We note your response to prior comment 9, however, we re-issue the prior comment. Please disclose your post-2006 targets or supplementally explain why you believe that disclosure of the targets is not required.

Response: The Company has most recently established targets based upon earnings per share growth for the annual performance based compensation component of its executive compensation strategy and based upon earnings per share growth and revenue growth for the longer term incentive compensation component of its executive compensation strategy. In its Compensation Discussion and Analysis, the Company will address actions regarding executive compensation that are taken after the end of the fiscal year otherwise addressed in such disclosure, including compensation targets established after the end of such

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
December 21, 2007

fiscal year to the extent they are known. However, in the event that the Committee establishes target levels with respect to specific quantitative or qualitative performance-related factors or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, the Company may choose not to make such disclosure to the extent that such exclusion is permitted under Instruction 4 to Item 402(b) of Regulation S-K; provided, however, that the Company will seek confidential treatment of such information prior to filing the document containing such Compensation Discussion and Analysis with the SEC.
If you have any additional comments or questions regarding this response or we can otherwise be of assistance, please contact the undersigned at (763) 542-0542 or our outside legal counsel, James C. Melville of Kaplan, Strangis and Kaplan, P.A. at (612) 904-5613.
Very truly yours,
/s/ Michael W. Malone
Michael W. Malone
Vice President — Finance,
Chief Financial Officer and Secretary